2004 Notice of Annual Meeting

and Management Proxy Circular

Cameco Corporation

Cameco Corporation
Management Proxy Circular
Table of Contents

Invitation to Shareholders	1

Notice of Annual Meeting of Shareholders	2

Management Proxy Circular	3

Voting Rights and Solicitations of Proxies	3
Solicitation of Proxies	3
Appointment and Revocation of Proxies	3
Voting of Proxies	3
Voting Shares and Principal Holders of Shares	4
Restrictions on Share Ownership and Voting	4
Non-Registered Shareholders	5
Class B Shareholder	5

Business of the Meeting	6
Financial Statements	6
Election of Directors	6
Committee Members	9
Appointment of Auditors	10
Shareholder Proposals	11

Report on Executive Compensation	11
Composition of the Human Resources and Compensation Committee	11
Executive Compensation Philosophy	12
Committee’s Annual Review Process	12
Cameco’s Executive Compensation	12
2003 Corporate Performance and Chief Executive Officer Compensation	13
Senior Executive Employment Contracts	14
Summary Compensation Table	15
Stock Option Plan	16
Pension Plans	18
Remuneration of Directors	20
Performance Graph	21

Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs	22

Corporate Governance	22

Additional Items	24
Directors’ and Officers’ Liability Insurance	24
Delivery of Additional Information	24
Board Approval	24
Schedule A Interpretation	25
Schedule B TSX Statement of Corporate Governance Practices	27

April 13, 2004

Dear Shareholder,

It is my pleasure to invite you to attend the annual meeting of Cameco’s shareholders to be held at 1:30 p.m. Wednesday, May 5, 2004 at Cameco Corporation, 2121-11th Street West, in Saskatoon, Saskatchewan. It is an opportunity for the directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco’s performance in 2003 and our plans for the future. If you plan to attend, please contact Cheryl Snell at (306) 956-6319 by April 30, 2004.

Included in this package are Cameco’s 2003 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its directors and executive officers. Please exercise your rights as a shareholder either by attending the meeting in person or by completing the enclosed form of proxy and returning it, as soon as possible, in the envelope provided.

I thank you for your interest and confidence in Cameco and I urge you to exercise your vote.

Sincerely,

“Victor J. Zaleschuk”

Victor J. Zaleschuk
Chair of the Board

RSVP to (306) 956-6319 by April 30, 2004

2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

The annual meeting of the shareholders of Cameco Corporation will be held on Wednesday, May 5, 2004 at 1:30 p.m. CST at Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, in order to:

1.	receive the 2003 audited financial statements;

2.	elect directors; and

3.	appoint auditors.

The board of directors of Cameco has fixed April 1, 2004 as the record date to determine which shareholders are entitled to receive notice of and to vote at the annual meeting.

A proxy, circular and a copy of the 2003 annual report, including the audited financial statements of the corporation for the year ended December 31, 2003 and related management’s discussion and analysis, accompany this notice of annual meeting. You should refer to the management proxy circular (circular) for details of the matters to be considered at the annual meeting.

If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, no later than 4:30 p.m. CST, May 4, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary M. S. Chad”

Gary M.S. Chad
Senior Vice-President,
Law, Regulatory Affairs
and Corporate Secretary

Saskatoon, Saskatchewan
April 13, 2004

MANAGEMENT PROXY CIRCULAR

VOTING RIGHTS AND SOLICITATION OF PROXIES

Solicitation of Proxies

     This management proxy circular (circular) is furnished in connection with the solicitation of proxies by the management of Cameco Corporation (Cameco or corporation), for use at the annual meeting (meeting) of the shareholders of the corporation (shareholders). The notice of meeting accompanying this circular sets out the time, place and purpose of the meeting. The cost of solicitation will be borne by the corporation. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone. In addition, the corporation will retain Georgeson Shareholder Communications Canada, 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $24,000. The record date to determine shareholders entitled to receive notice and vote at the annual meeting is April 1, 2004. It is anticipated that this circular and the accompanying notice of the meeting and proxy will first be sent or given to shareholders on or about April 13, 2004.

     Unless otherwise indicated, the information in this circular is given at March 15, 2004. All dollar references in this circular are to Canadian dollars, unless otherwise indicated.

Appointment and Revocation of Proxies

     Shareholders who are unable to attend the meeting and vote in person may still vote by appointing a proxy.

     The persons named in the accompanying form of proxy are Gerald W. Grandey, president and chief executive officer, and Gary M.S. Chad, senior vice-president, law, regulatory affairs and corporate secretary of the corporation. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy. In either case, the completed proxy must be deposited at the office of the transfer agent and registrar of the corporation, CIBC Mellon Trust, 200 Queen’s Quay, Unit 6, Toronto, Ontario, M5A 4K9, no later than 4:30 p.m. CST on May 4, 2004.

     A shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the shareholder may deliver a written notice to the registered office of the corporation, 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the meeting or any adjournment of the meeting. The proxy may also be revoked on the day of the meeting or any adjournment of the meeting by delivering written notice to the chair of the meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

     If your shares are held in the name of a nominee, please see the instructions under the heading of Non-Registered Shareholders.

Voting of Proxies

     The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of a shareholder as indicated on the proxy, on any ballot that may be called for. If the shareholder has specified a choice in the proxy with respect of an item to be acted upon, the shares will be voted accordingly. In the absence of a shareholder’s instructions, shares represented by proxies received by management will be voted:

•	FOR the election as directors of the proposed nominees whose names are set forth in the following pages; and

•	FOR the reappointment of KPMG LLP as auditors,

all as more specifically described under the relevant sections of this circular.

     The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments to the matters identified in the notice of the meeting or other matters that may properly come before the meeting. At the date of this circular, management of Cameco is not aware of any such amendments or other matters which are to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named in the accompanying proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

Voting Shares and Principal Holders of Shares

     As of March 15, 2004, there were 56,880,523 shares outstanding, each share carrying, subject to the limitations described in Restrictions on Share Ownership and Voting, the right to one vote per share. The directors have fixed the close of business on April 1, 2004 as the record date for the meeting. Only shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the meeting.

Restrictions on Share Ownership and Voting

     The Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act), imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of Cameco shares. Relevant definitions from the ENL Reorganization Act are set out in schedule A to this circular. The following is a summary of the constraints currently contained in the articles:

     Individual Ownership Restriction

     No resident alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 25% of the votes that may ordinarily be cast to elect directors of Cameco.

     Individual Non-Resident Ownership Restriction

     No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco.

     Non-Resident Voting Restriction

     The votes attaching to shares held, beneficially owned or controlled, directly or indirectly by all non-residents together, and cast at any meeting of shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.

     Enforcement of Restrictions on Share Ownership

     To give effect to such constraints, the articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders’ rights.

     The provisions of the ENL Reorganization Act allow the board to require the holders or other subscribers for shares and certain other persons to furnish declarations as to residence, ownership of shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.

     The board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. The board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the board has reason to believe that contravention of the ownership restrictions has occurred.

     If the board determines that shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the shares so held have been disposed of by the shareholder and Cameco has been so advised.

     Shareholder Residency Declaration

     Shareholders who either complete and deliver a proxy or attend at the meeting in person will be required to sign a declaration of residency to enable the corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the meeting.

Non-Registered Shareholders

     Only registered holders of shares of Cameco, or the persons they appoint as proxies, are permitted to attend and vote at the meeting. If your shares are not registered in your name, they will be held in the name of a nominee, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. Consequently, you will have received notice of the meeting, this circular, and the 2003 annual report in a mailing from your nominee, together with a proxy form or a request for voting instructions. The purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Each nominee has its own signing and return instructions which you should carefully follow to ensure your shares will be voted. If you are a non-registered shareholder and wish to:

•	vote in person at the meeting; or

•	change voting instructions given to your nominee; or

•	revoke voting instructions given to your nominee and vote in person at the meeting;

contact your nominee to discuss whether this is possible and what procedure to follow.

Class B Shareholder

     The Province of Saskatchewan, as the holder of the Class B share (Class B Share), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of the articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the articles, or (iii) amend the articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the articles currently provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan, (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of Cameco and substantially all of the senior officers (vice-presidents) of Cameco must be ordinarily resident in the Province of Saskatchewan, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province of Saskatchewan.

BUSINESS OF THE MEETING

     A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.

     A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the meeting. No business shall be transacted at the meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Financial Statements

     The consolidated financial statements for the year ended December 31, 2003 are included in the 2003 annual report, which has been mailed to shareholders with this circular.

Election of Directors

     The number of directors to be elected at the meeting is 12. The articles provide that the board shall consist of a minimum of three directors and a maximum of 15, with the actual number to be determined from time to time by the board. The board has determined that at the present time there will be 12 directors.

     The table below contains the names of the nominees for election as directors and, unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of directors. Each director elected will, subject to the bylaws of the corporation, hold office until the close of the next annual meeting of shareholders of the corporation or until his or her successor is elected or appointed in accordance with the bylaws. The information indicated in the following table is as of March 15, 2004.

John S. Auston Director Since: 1999 Common Shareholdings: 1,500 Deferred share units (DSUs): 2,252 Options: 6,000	John S. Auston, 66, a corporate director, is the former President, Director and Chief Executive Officer of Ashton Mining of Canada Inc., a diamond exploration company. Prior to that he was the President, Director and Chief Executive Officer of Granges Inc. from 1993 to 1995. He currently serves on the boards of the following publicly traded companies: Eldorado Gold Corporation and GGL Diamond Corp. Mr. Auston received degrees in geology and mineral exploration from McGill University in Montréal.

Mr. Auston chairs the Strategic Planning Committee and is a member of the Strategic Planning Reserves Subcommittee and the Nominating, Corporate Governance and Risk Committee.

Joe F. Colvin Director Since: 1999 Common Shareholdings: 1,000 DSUs: 8,745 Options: 10,200	Joe F. Colvin, 61, is the President and Chief Executive Officer of Nuclear Energy Institute, the US nuclear energy industry’s Washington-based policy organization. Prior to that he was the Executive Vice-President and Chief Executive Officer of the Nuclear Energy Institute Inc. from 1994 to 1996. He currently serves on the board of the Nuclear Energy Institute and American Council for Capital Formation. Mr. Colvin holds a Bachelor of Science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s Advanced Management Program.

Mr. Colvin chairs the Safety, Health and Environmental Committee and is a member of the Strategic Planning Committee and the Nominating, Corporate Governance and Risk Committee.

Harry D. Cook Director Since: 1992 Common Shareholdings: 2,000 DSUs: 3,109 Options: 16,300	Harry D. Cook, 60, is the Chief of the Lac La Ronge Indian Band. He is also President of Kitsaki Management Limited Partnership, a member of the Prince Albert Grand Council Executive Board, Federation of Saskatchewan Indian Nations Taxation Commission Board and Indian Government Commission.

Chief Cook is a member of the Safety, Health and Environmental Committee.

James R. Curtiss Director Since: 1994 Common Shareholdings: 1,650 DSUs: 9,503 Options: 15,800	James R. Curtiss, 50, is a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrates his practice in energy policy and nuclear regulatory law. He was also a Commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. He currently serves on the board of Constellation Energy Group, a large US publicly traded supplier of electricity to commercial and industrial customers. Mr. Curtiss received a Bachelor of Arts and a Juris Doctorate from the University of Nebraska.

Mr. Curtiss chairs the Human Resources and Compensation Committee and is a member of the Safety, Health and Environmental Committee.

George S. Dembroski Director Since: 1996 Common Shareholdings: 300 DSUs: 3,136 Options: 13,600	George S. Dembroski, 69, corporate director, is the former Vice-Chairman and Director of RBC Dominion Securities Limited. He currently serves on the boards of the following publicly traded companies: Electrohome Limited, Middlefield Bancorp Ltd., Murphy Oil Corporation, and Extendicare Inc. and also serves on the board of Durham Furniture Inc. and Murphy Oil Company Ltd. Mr. Dembroski is a chartered accountant and holds a Bachelor of Arts in Business Administration from the University of Western Ontario.

Mr. Dembroski chairs the Nominating, Corporate Governance and Risk Committee and is a member of the Strategic Planning Committee and the Human Resources and Compensation Committee.

Gerald W. Grandey Director Since: 2000 Common Shareholdings:41,000 DSUs: 0 Options: 275,500	Gerald W. Grandey, 57, is the President and Chief Executive Officer of Cameco Corporation. He currently serves on the boards of Nuclear Energy Institute, World Nuclear Association and Canadian Nuclear Association. Mr. Grandey has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University.

Mr. Grandey is a member of the Strategic Planning Committee.

Nancy E. Hopkins Director Since: 1992 Common Shareholdings: 3,200 DSUs: 398 Options: 19,300	Nancy E. Hopkins, 49, is a partner with the law firm of McDougall Gauley in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on the boards of the Canadian Institute of Chartered Accountants, Saskatchewan Government Insurance, Saskatoon Airport Authority, Growthworks (WV) Canadian Fund Inc. and Growthworks (WV) Opportunity Fund Inc. Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Law degree from the University of Saskatchewan.

Ms. Hopkins chairs the Audit Committee and is also a member of the Strategic Planning Committee.

Oyvind Hushovd Director Since: 2003 Common Shareholdings: 0 DSUs: 28 Options: 0	Oyvind Hushovd, 54, is the Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on the boards of the following publicly traded companies: Gabriel Resources Ltd., Western Oil Sands Inc., Nuinsco Resources Limited, Inmet Mining Corporation and Lionore Mining International Limited. Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.

Mr. Hushovd is a member of the Audit Committee, the Human Resources and Compensation Committee and the Safety, Health and Environmental Committee.

J. W. George Ivany Director Since: 1999 Common Shareholdings: 0 DSUs: 2,366 Options: 8,000	J. W. George Ivany, 65, corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from the Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.

Dr. Ivany is a member of the Audit Committee, Human Resources and Compensation Committee and the Nominating, Corporate Governance and Risk Committee.

A. Neil McMillan Director Since: 2002 Common Shareholdings: 100 DSUs: 1,238 Options: 3,000	A. Neil McMillan, 52, is the President of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on the boards of the following publicly traded companies: Claude Resources Inc. and Shore Gold Inc. and also on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.

Mr. McMillan is a member of the Strategic Planning Committee, the Strategic Planning Reserves Subcommittee, the Audit Committee and the Safety, Health and Environmental Committee.

Robert W. Peterson Director Since: 1994 Common Shareholdings: 1,540 DSUs: 398 Options: 14,700	Robert W. Peterson, 66, is the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. He currently serves on the board of General Properties Ltd. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.

Mr. Peterson is a member of the Audit Committee, the Safety, Health and Environmental Committee and the Human Resources and Compensation Committee.

Victor J. Zaleschuk Director Since: 2001 Common Shareholdings: 1,000 DSUs: 2,655 Options: 6,000	Victor J. Zaleschuk, 60, corporate director, is the former President and Chief Executive Officer of Nexen Inc., a publicly traded independent global energy and chemicals company. Prior to that he was the Senior Vice-President Finance and Chief Financial Officer from 1986 to 1997. He currently serves on the board of the following publicly traded companies: Nexen Inc. and Agrium Inc. Mr. Zaleschuk is a chartered accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan.

Mr. Zaleschuk is chair of the board of Cameco Corporation and is a member of the Strategic Planning Committee, the Audit Committee, the Safety, Health and Environmental Committee, the Human Resources and Compensation Committee and the Nominating, Corporate Governance and Risk Committee. Mr. Zaleschuk was also appointed as the audit committee financial expert.

Committee Members

The Strategic Planning Committee consists of:

John S. Auston (chair) Joe F. Colvin George S. Dembroski Gerald W. Grandey Nancy E. Hopkins A. Neil McMillan Victor J. Zaleschuk

The Strategic Planning Reserves Subcommittee consists of:

John S. Auston A. Neil McMillan

The Audit Committee consists of:

Nancy E. Hopkins (chair) Oyvind Hushovd J. W. George Ivany A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk

The Safety, Health and Environmental Committee consists of:

Joe F. Colvin (chair) Harry D. Cook James R. Curtiss Oyvind Hushovd A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk John Jarrell

The Human Resources and Compensation Committee consists of:

James R. Curtiss (chair) George S. Dembroski Oyvind Hushovd J. W. George Ivany Robert W. Peterson Victor J. Zaleschuk

The Nominating, Corporate Governance and Risk Committee consists of:

George S. Dembroski (chair) John S. Auston Joe F. Colvin J. W. George Ivany Victor J. Zaleschuk

     Committees are comprised solely of non-management members, except for the strategic planning committee, where Gerald W. Grandey, president and chief executive officer, is a member and the safety, health and environmental committee, where John Jarrell, vice-president, safety, health and environment, is a member.

     Board and Committee Meetings

     The number of board and committee meetings held during 2003 were as follows:

Meetings
Board of Directors	11
Strategic Planning Committee	3
Strategic Planning Reserves Subcommittee	1
Audit Committee	8
Safety, Health and Environmental Committee	5
Human Resources and Compensation Committee	3
Nominating, Corporate Governance and Risk Committee	6

     During 2003, each member of the board attended 80% or more of the board meetings, and each member of the board who served on one of the above-listed committees attended at least 85% of the committee meetings, with the exception of one director who due to illness attended only 63% of the board meetings but 92% of the meetings of the committees the director served on. The overall attendance was 97 % at board meetings and 96% at committee meetings for the year.

Appointment of Auditors

     Action is to be taken at the meeting to appoint an auditor for the corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG LLP, the present auditors of the corporation to hold office until the next annual meeting of shareholders. A representative of KPMG LLP is expected to attend the meeting. At that time the representative will have the opportunity to make a statement if desired and will be available to respond to appropriate questions.

     For fiscal years ended December 31, 2003 and December 31, 2002, KPMG LLP and its affiliates were paid by Cameco and its subsidiaries the following fees:

	2003	2002
Audit fees	$524,000	$623,000

Audit – related fees:
Proposed AIM Listing for AGR	$11,000	$57,000
Prospectus	65,000	—
Translation services	26,000	—
Accounting disclosure	23,000	—

	$125,000	$57,000
Tax:
Compliance	$96,000	$97,000
Planning and advice	127,000	177,000

	$223,000	$274,000
All other fees:
Special investigation	$25,000	$30,000

	$25,000	$30,000

Total	$897,000	$984,000

     Cameco’s audit committee is required to pre-approve the audit and non-audit services performed by the external auditors, including the tax and all other fees noted above, in order to ensure the independence of the external auditors. Unless a type of service to be provided by the external auditor receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair or, in the absence of the committee chair, a member of the audit committee as designated by the audit committee or board.

Shareholder Proposals

     The Canada Business Corporations Act permits certain eligible shareholders of the corporation to submit shareholder proposals to the corporation, which proposal may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the corporation must receive shareholder proposals for the annual meeting of shareholders of the corporation to be held in 2005 is January 12, 2005.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

     The following unrelated and independent directors served as members of the human resources and compensation committee (committee) of Cameco during the fiscal year ended December 31, 2003. All served for the entire year, except Oyvind Hushovd who was appointed to the committee on December 5, 2003.

James R. Curtiss (chair)
George Dembroski
Oyvind Hushovd
J.W. George Ivany
Robert W. Peterson
Victor J. Zaleschuk

     None of the committee members were or are employees or officers of the corporation or any of its subsidiaries, except Victor J. Zaleschuk who was and is the non-executive chair of the board. All of the committee members are participants in Cameco’s deferred share unit plan for directors. In 2003 the members of the board, including the members of the committee, were granted options for 2002 performance. Later in 2003 the board, as part of a board compensation review, decided as a matter of policy to no longer grant stock options to directors.

Executive Compensation Philosophy

     Cameco’s executive compensation program is comprised of three components: base salary, annual incentives (cash bonus program), and long-term incentives (stock option plan and pension). Together, these three components are designed to:

•	Attract, retain and motivate senior executives operating in a highly demanding and competitive business environment.

•	Link executive compensation to corporate performance and the creation of shareholder value.

•	Reward successful achievement of corporate and individual performance objectives.

     It has been the practice at Cameco throughout its 15 year history to position its executive compensation better than the median of its relevant comparator group, which traditionally has been largely drawn from the Canadian mining sector. External consultants have assisted in this work and both specialized and general compensation surveys have been accessed to ensure relative external and internal equity of executive compensation.

Committee’s Annual Review Process

     Cameco’s compensation and human resources committee annually reviews the recommendations of the chief executive officer respecting the salary and executive cash bonus awards for Cameco’s executive officers, and respecting all stock option awards, and makes recommendations to the board for approval. The committee separately reviews the compensation for the chief executive officer and similarly makes a recommendation to the board.

     In light of recent changes in the business environment of the corporation, including the corporation’s substantial partnership share in nuclear power generation as well as its growing international nature, the committee is undertaking a full review of Cameco’s executive compensation to be completed in 2004. The core issues for review include: the development of appropriate comparator groups, the level (competitiveness) and mix of compensation, and the appropriate compensation delivery mechanisms. The committee is being assisted in this review by an external consultant with extensive experience in executive compensation.

Cameco’s Executive Compensation

     The percentage mix of the three elements of executive compensation varies and is based on the executive’s level of responsibility. These elements are reviewed annually to ensure market competitiveness by reference to broad base national compensation survey data. When necessary, the corporation also sponsors specialized compensation surveys to ensure the program remains competitive across all segments of its business.

     Base Salary

     Base salaries of the named executives are reviewed annually by the committee which makes recommendations to the board. To the extent possible, comparisons are made with salaries for similar positions in the Canadian mining industry as reported by independent national compensation surveys.

     Executive Cash Bonus Program

     The committee administers the formal executive cash bonus program which offers short-term performance incentives to the executives of the corporation, including the named executives, as part of Cameco’s overall executive compensation package.

     Under the executive cash bonus program, annual awards are calculated based on corporate and individual performance. The corporate performance rating is determined by reference to defined annual objectives, including operational achievements, strategic initiatives, financial results, health, safety and environmental performance, shareholder return and other results. Individual performance assessments are determined through objective performance ratings with respect to specific annual goals set at the beginning of the year and by subjective evaluations of performance. Under the program a profitability modifier, being the annual return on average capital, is applied to ensure bonuses are sensitive to the achievement by the corporation of a target level of profitability. In the calculation of bonus awards corporate performance accounts for 60% of the calculation, while individual performance accounts for the remaining 40%.

     Stock Option Plan

     In 2003, 374 persons, including the named executives, participated in the stock option plan. The committee recommends annually to the board which employees will be granted options and the number of options to be granted. The number of options to be allocated annually among officers, executives and other employees is based on guideline amounts. Stock options granted to employees below the executive levels are within established ranges depending upon the employee’s level in the organization and the employee’s performance. The committee believes that the granting of stock options is an effective way to ensuring executive and employee commitment to the longer term interest of the corporation and its shareholders.

     Pension Plan

     Cameco believes pension is an integral part of total compensation and a critical tool for the cost effective attraction and retention of talented employees, including executive employees. The executives participate in a registered base plan and a top-up plan. The registered base plan is either a defined contribution plan or a defined benefit plan. The top-up plan, the Supplemental Executive Pension Plan, is a non-contributing supplemental defined benefit plan. This supplemental plan was implemented to offset the strict limits under the Income Tax Act (Canada) (ITA) pertaining to registered pension plans in order to provide a retirement income for executives commensurate with their salary.

2003 Corporate Performance and Chief Executive Officer Compensation

     The committee annually reviews the performance and the salary of the chief executive officer and makes its recommendations to the board. The review includes a comparison with salaries for similar positions in various industries and in the Canadian mining industry as reported from time to time by independent national salary surveys. The corporation’s financial and operational performance, strategies employed to secure future gains for the corporation’s shareholders, and overall leadership are other performance measures used by the committee. This review is the basis upon which the chief executive officer’s compensation is determined.

     In terms of corporate performance, Cameco under the leadership of its chief executive officer achieved outstanding financial performance during 2003 and made significant progress toward its vision of becoming a dominant nuclear energy company. Records were set for earnings, uranium revenue and sales, conversion revenue and sales, shareholder return was outstanding, and strategic objectives were met in most areas of the company’s business.

     Net earnings for 2003 were a record $205 million, more than double the budget forecast of $81 million. The record earnings included a one time only non-cash adjustment of $86 million due to a change in federal tax regulations. Cash flow from operations was $246 million and revenue reached an all-time high of $827 million.

     Cameco’s share price peaked at $77.00 during 2003 and finished the year at $74.75, up 99% from December 31, 2002. The company’s share performance exceeded the Toronto Stock Exchange (“TSX”) Composite index, the TSX 60 and the TSX mining and metals index during the year.

     Cameco also made significant progress toward its strategic objectives during 2003. The company continued to expand its participation in the nuclear generation business by completing the acquisition of an additional 16.6% of Bruce Power and began negotiations in 2003 toward an agreement to purchase 25.2% of the South Texas Project, a 2,500-megawatt nuclear generating station located 145 kilometres southwest of Houston, Texas. This agreement was announced on March 1, 2004 and is expected to close in the second half of 2004 subject to rights of first refusal in favour of the other owners, regulatory approval and a number of closing conditions.

     Cameco advanced its strategy to maximize the value of its gold assets by negotiating an agreement with the Kyrgyz government to allow the creation of Centerra Gold Inc., a Canadian corporation in which Cameco will be the majority shareholder. It is expected that the new company will be listed on the TSX during 2004. Substantially all of Cameco’s gold assets will be transferred to Centerra.

     Operationally, Cameco successfully managed water inflow that caused a three-month interruption of production at McArthur River and safely restored production ahead of schedule without losing any reserves as a result of the water inflow. Production at Cameco’s in situ leach uranium mining operations in the US exceeded budget and the feasibility study and environmental assessment of the Inkai Project in Kazakhstan were completed and will be submitted for joint venture approval in 2004.

     Record UF6 production was achieved at the Port Hope conversion facility and progress was made on plans to begin producing slightly enriched uranium fuel at the site that will increase the capacity of the Bruce B reactors by 8%.

     In gold, construction was completed at the Boroo mine in Mongolia and the first gold was poured in December 2003 at the site. Production at the Kumtor mine in Kyrgyzstan exceeded budget.

     Cameco enhanced the value of its investment in Bruce Power in 2003. The restart of the Bruce A reactors increased generation capacity by 50% bringing the total to 4,660 megawatts, sufficient to meet 20% of Ontario’s electricity needs. Bruce Power is now studying the possibility of restarting the remaining two Bruce A units and extending the life of the Bruce B units. Overall, six out of nine Cameco operations realized unit production costs lower than budget during 2003. While controlling costs, all operations maintained strong employee health and safety programs and the company continues to work hard to reduce its environmental footprint.

     The company remains a leader in the area of aboriginal employment in Canada. Fifty-seven percent (660 people) of our permanent minesite workforce were residents of northern Saskatchewan at the end of 2003, thus exceeding last year’s target of 55%. Our operations in Kyrgyzstan and Mongolia have adopted the training and recruitment practices of the parent company with the result that in 2003 more than 90% of their employees were nationals.

     In light of Cameco’s exceptional share price performance, progress toward strategic objectives and operational strength in challenging circumstances, bonuses were awarded to the chief executive officer and other senior officers of the company.

     Based upon its review, under the executive cash bonus program, the board on the recommendation of the committee awarded Mr. Grandey a bonus for his 2003 performance of $430,000. The executive cash bonuses awarded to the other named executive officers for 2003 are included in the summary compensation table included on page 15 of this circular.

     Upon Gerald W. Grandey’s appointment as chief executive officer of Cameco on January 1, 2003, the board on the recommendation of the human resources and compensation committee awarded Mr. Grandey a base salary of $720,000 based on a comparative review undertaken by an independent international compensation and benefits consultant, of market practices for similar positions in North America. The committee believes that this base salary positions Mr. Grandey at or slightly below the median for the relevant comparator group. In addition, in order to retain Mr. Grandey’s services for the corporation and in light of his history of excellent performance as president of Cameco and other senior executive roles, the committee recommended and the board authorized the employment contract described below.

Senior Executive Employment Contracts

     The corporation has a five-year employment agreement with Mr. Grandey as chief executive officer from January 1, 2003 to December 31, 2007. Under the agreement Mr. Grandey receives a base salary of $720,000, which may be adjusted annually, and is eligible for consideration of an annual performance bonus (under Cameco’s executive cash bonus program) with a target of 60% of his base salary based on corporate and individual performance. Upon assuming his role as chief executive officer on January 1, 2003, Mr. Grandey was paid a bonus of $500,000 and was granted a stock option to purchase 100,000 common shares of Cameco exercisable at $37.48, the closing price of Cameco’s shares on the TSX on December 31, 2002. These options expire 8 years after the grant. Twenty percent are exercisable by Mr. Grandey after January 1, 2004, 40% are exercisable after January 1, 2005, 60% are exercisable after January 1, 2006, 80% are exercisable after January 1, 2007 and 100% are exercisable after January 1, 2008, provided Mr. Grandey has not resigned or been terminated for cause. Mr. Grandey is also entitled to US currency protection for benefits payable to him under the Cameco Corporation supplemental executive pension program to compensate him for any pension benefits received by him when the Canadian dollar to the United States dollar exchange rate is less than .725. Mr. Grandey is entitled to receive, if terminated without cause, a sum equal to three times his base salary at that time, plus benefits.

     As part of the reorganization following the retirement of former CEO, Bernard Michel, Cameco created two new senior vice-president positions. On January 1, 2003 George Assie joined the senior executive group at Cameco in the newly created position of Senior Vice-President, Marketing and Business Development. The compensation and human resource committee recommended to the board and the board awarded Mr. Assie a base salary of $450,000 and a joining bonus of US$100,000. On February 1, 2003, Terry Rogers joined Cameco as the Senior Vice-President and Chief Operating Officer. The committee recommended to the board and the board awarded Mr. Rogers a base salary of $450,000 and a bonus of US$100,000. Both Mr. Assie and Mr. Rogers are eligible for an executive cash bonus based on a combination of corporate and individual performance at a target level of 45% of base salary. The determination of the compensation packages for both Mr. Assie and Mr. Rogers was based on a comparative review undertaken by an independent international compensation and benefits consultant, of market practices for similar positions in North America.

     Pursuant to their employment contracts, Mr. Assie, Mr. Rogers, and Mr. Chad are entitled to receive, if terminated without cause, a sum equal to three times base salary at the time, plus benefits, Mr. Petroff is entitled to receive, if terminated without cause, a sum equal to two times his base salary at the time, plus benefits.

Summary Compensation Table

     The summary compensation table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the chief executive officer and the four other most highly compensated executive officers performing a policy-making function in respect of the corporation (named executives) during the fiscal years 2003, 2002 and 2001.

SUMMARY COMPENSATION TABLE

					Long-term
	Annual Compensation				Compensation Awards
					Other Annual	Securities Under	All Other
Name and		Salary	Bonus		Compensation	Options Granted	Compensation
Principal Position	Year	($)	($)[1]		($)[2]	(#)	($)
Gerald W. Grandey	2003	720,000	430,000		14,196	124,000	611,143	[3]
President and CEO	2002	545,000	200,000		13,050	24,000	175,448	[4]
	2001	515,000	230,000		41,086	24,000	227,778	[5]

Terry V. Rogers	2003	457,510 [6]	260,000		—	9,000	419,649	[7]
Senior Vice-President and	2002	549,617	411,382	[8]	—	—	251,551	[9]
Chief Operating Officer	2001	503,176	346,365	[10]	—	—	232,679	[11]

George B. Assie	2003	450,000	290,000		1,151	15,000	54,738	[12]
Senior Vice-President, Marketing	2002	326,630	87,216	[13]	1,077	15,000	207,900	[14]
and Business Development	2001	309,647	97,547	[15]	2,750	15,000	48,524	[16]

David M. Petroff	2003	300,000	160,000		0	21,000	1,825	[17]
Senior Vice-President, Finance and	2002	278,000	90,000		2,250	21,000	1,874	[18]
Administration and CFO	2001	264,000	105,000		8,549	21,000	1,782	[19]

Gary M.S. Chad	2003	280,000	130,000		1,525	21,000	1,704	[20]
Senior Vice-President, Law,	2002	222,000	67,000		1,305	21,000	1,496	[21]
Regulatory Affairs &	2001	210,000	74,000		3,606	21,000	1,416	[22]
Corporate Secretary

     Notes:

1	Amounts shown were earned in relation to the financial year indicated, and paid in the subsequent year.

2	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the named executives and as a result are not included in the amounts shown. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the ITA for loans provided to named executives under the stock option plan and in addition for 2001, 2002 and 2003 for a loan to Mr. Grandey; and in 2001 and 2002 for a housing loan to Mr. Petroff.

3	The corporation agreed to provide to Mr. Grandey annually beginning in 1998 an allowance equal to the difference between the Canadian income tax payable by Mr. Grandey on his base salary and executive cash bonus and the United States income tax payable on the same amounts. As well the corporation also committed to provide to Mr. Grandey commencing in 1998 a currency protection allowance to compensate him for any cash compensation received by him when the Canadian dollar to the United States dollar exchange rate was less than .725. Pursuant to this agreement, a tax equalization payment of $9,862 and a currency protection allowance of $98,239 were paid to Mr. Grandey in 2003. These were the final payments under this agreement which payments pertain to the year 2002. The amount of term life insurance premiums paid on his behalf in 2003 was $3,042. Mr. Grandey was awarded a signing bonus of $500,000 related to his January 1, 2003 appointment as Chief Executive Officer of Cameco.

4	A tax equalization payment of $108,423 and a currency protection allowance of $63,641 were paid to Mr. Grandey in 2002(see note 3). The amount of term life insurance premiums paid on his behalf in 2002 was $3,384.

5	A tax equalization payment of $180,811 and a currency protection allowance of $43,583 were paid to Mr. Grandey in 2001 (see note 3). The amount of term life insurance premiums paid on his behalf in 2001 was $3,384.

6	This represents the $450,000 annual salary prorated for Mr. Rogers for 11 months as Senior Vice-President and Chief Operating Officer and one month of services with Kumtor Operating Company at an annual salary of US$350,000.

7	This amount represents a signing bonus of $153,090, the balance of a Kumtor performance bonus of $152,150, a vacation payment of $12,464, phantom option benefits of $84,720, pension contributions of $14,500, and term life insurance premiums of $2,725 paid on behalf of Mr. Rogers in 2003.

8	This amount represents a bonus of US$262,000 which Mr. Rogers was awarded as President of Kumtor Operating Company residing in Kyrgyzstan.

9	This amount represents a contract completion bonus of US$100,000 paid to Mr. Rogers under his employment contract as President of Kumtor Operating Company residing in Kyrgyzstan and phantom option benefits of $91,620 and term life insurance premiums of $2,915 paid on behalf of Mr. Rogers in 2002.

10	This amount represents a bonus of US$225,000 which Mr. Rogers was awarded as President of Kumtor Operating Company residing in Kyrgyzstan.

11	This amount represents a contract completion bonus of US$150,000 paid to Mr. Rogers under his employment contract as President of Kumtor Operating Company residing in Kyrgyzstan and term life insurance premiums of $1,769 paid on behalf of Mr. Rogers in 2001.

12	This amount represents pension contributions of $14,500, a relocation allowance of $37,500 and term life insurance premiums of $2,738.

13	This amount represents a bonus of US$57,000 which Mr. Assie was awarded as President of Cameco Inc. residing in the U.S.

14	This amount represents pension contributions of US$11,000 ($17,274), an annual retention bonus of US$21,200 ( $33,246), a signing bonus of US$100,000 ( $155,800) and term life insurance premiums of $1,580 paid on behalf of Mr. Assie in 2002.

15	This amount represents a bonus of US$61,150 which Mr. Assie was awarded as President of Cameco Inc. residing in the U.S.

16	This amount represents pension contributions of US$10,500 ($16,256), an annual retention bonus of US$20,000 ($30,788) and term life insurance premiums of $1,480 paid on behalf of Mr. Assie in 2001.

17	This amount represents term life insurance premiums of $1,825 paid on behalf of Mr. Petroff in 2003.

18	This amount represents term life insurance premiums of $1,874 paid on behalf of Mr. Petroff in 2002.

19	This amount represents term life insurance premiums of $1,782 paid on behalf of Mr. Petroff in 2001.

20	This amount represents term life insurance premiums of $1,704 paid on behalf of Mr. Chad in 2003.

21	This amount represents term life insurance premiums of $1,496 paid on behalf of Mr. Chad in 2002.

22	This amount represents term life insurance premiums of $1,416 paid on behalf of Mr. Chad in 2001.

Stock Option Plan

     In 1992, Cameco established a stock option plan to encourage directors, officers and employees of the corporation and its subsidiaries to promote the long-term growth and profitability of the corporation by providing them with the opportunity to acquire shares through options. In 2003, 374 employees, including the named executives, participated in the program and were awarded stock options for 2002. Later in 2003, the board of directors, as part of a board compensation review, decided as a mater of policy not to grant any further stock options to directors. As at March 15, 2004, the options outstanding under the stock option plan entitle the holders to receive, if fully exercised, common shares that represent approximately 4.83% of the issued and outstanding shares of Cameco. Discussed below are Cameco’s original stock option plan terms, which applied from 1992 to February 1999, and Cameco’s amended stock option plan terms, which took effect in February 1999. For details of the 2003 grants of options to the named executives and the fiscal year option values, see the tables following the description of Cameco’s stock option plan.

     Original Stock Option Plan Terms

     Common shares of Cameco are the securities underlying the options granted under Cameco’s stock option plan. Under Cameco’s original plan, three types of options were granted: standard options, reload options and additional options. Any grant under this plan included an equal number of standard options and reload options. The exercise price of the standard and reload options which were issued is the closing price on the TSX the day before the grant. Standard options are exercisable for a period of seven years commencing three years after the date of the grant. Reload options are exercisable immediately after the date of the grant for a period of 10 years. Upon issuance of the reload options an equal number of additional options are approved to be granted automatically upon exercise of reload options. The additional options permit the holder to acquire Cameco shares after a period of three years and for a period of seven years thereafter provided that at the time of exercise the holder has owned the shares acquired on the exercise of the reload options for a period of at least three years.

     The exercise price for the additional options is the closing price on the TSX the day before the exercise of the reload options. Upon the exercise of reload options, a loan was granted for the purchase price of the shares. The principal of the loan bears interest at a rate equal to the dividend rate on the shares. The principal of the loan is repayable in five annual instalments commencing not later than the sixth anniversary of the date of the grant of the exercised reload options to which the loan is related. The loan is to be repaid starting on the sixth anniversary date of the loan by equal 10% annual installments for four years followed by a payment of 60% in year 10. For insiders of the corporation if in any repayment year the closing price of the common shares on the TSX remains at or above the price at which the common shares were purchased with the loan proceeds for 10 consecutive trading days, the insider must forthwith repay an additional installment so that 20% of the original amount of the loan is to be repaid in that year in total. No new loans were granted under the program after February 4, 1999.

     With the approval of the TSX, in May 1999 Cameco instituted a one-time loan forgiveness program. Other than insiders (which includes the named executives, officers and directors), employees could amend the terms of any loan granted by Cameco to purchase shares at or above a price of $32.25 by signing a loan amending agreement on or before June 30, 1999. Under the amended loan terms, Cameco’s recourse to collect the outstanding balance of any employee’s loan, after sale of the employee’s shares held as security, is limited to the amount which ensures that Cameco has received a minimum principal repayment under the loan of $32.25 times the number of shares purchased with the loan (minimum amount). Cameco retains all repayments on the loan received in excess of the minimum amount to the maximum amount of the original loan plus interest. The amount of any loan forgiveness is a taxable benefit for the employee. Of the 102 eligible employees, 100 participated in the program.

     All unexercised options under the plan terminate 30 days following the date employment ceases or a director ceases to be a director, except in the event of retirement, disability or death, in which case all unexercised options terminate in three years.

     Amended Stock Option Plan Terms

     Commencing in 1999, under Cameco’s stock option plan only standard options have and will be granted, which will expire eight years after the date of the grant. Of the number of standard options granted, unless otherwise specified by the board, from and after the first anniversary of the date of grant, one-third of the options are exercisable by the holder, from and after the second anniversary of the date of grant, two-thirds of the options are exercisable by the holder, and from and after the third anniversary of the date of grant, and each year thereafter until the options expire, all of the options are exercisable by the holder.

     The following table sets forth the options granted under Cameco’s stock option plan to each of the named executives during the fiscal year ended December 31, 2003:

OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2003

				Market Value of
				Securities
	Securities			Underlying Options
	Under Options	% of Total		on the Date of
	Granted	Options Granted to	Exercise Price	Grant
Name	(#)	Employees in 2003	($/Security)	($/Security)	Expiration Date
Gerald W. Grandey	124,500	17.6%	37.48/35.28	37.48/35.28	Dec. 31, 2010[1]
					and Mar. 9, 2010
Terry V. Rogers	9,000	1.3%	35.28	35.28	Mar. 9, 2010
George B. Assie	15,000	2.1%	35.28	35.28	Mar. 9, 2010
David M. Petroff	21,000	3.0%	35.28	35.28	Mar. 9, 2010
Gary M.S. Chad	21,000	3.0%	35.28	35.28	Mar. 9, 2010

     Note:

1	Mr. Grandey was granted stock options for 100,000 common shares at an exercise price of $37.48 on January 1, 2003 and stock options for 24,500 common shares at an exercise price of $35.28 on March 9, 2003.

     The following table shows for each named executive officer:

•	the number of common shares acquired through stock options during the fiscal year ended December 31, 2003;

•	the aggregate value realized upon exercise; and

•	the number of Cameco shares covered by unexercised options under the Cameco stock option plan as at December 31, 2003.

Aggregate Value Realized Upon Exercise Before Tax is the difference between the fair market value of Cameco common shares on the exercise date and the exercise price of the option. Net Value of Unexercised In-The-Money Options Before Tax at Fiscal Year End is the difference between the exercise price of the options and of the fair market value of Cameco shares on December 31, 2003, which was $74.75 per share.

AGGREGATE OPTION EXERCISES IN 2003 AND 2003 YEAR-END OPTION VALUES

			Unexercised Options at		Net Value of Unexercised In-the Money
			Fiscal Year-End		Options before Tax at Fiscal Year-End
	Securities Acquired	Aggregate Value Realized Upon	(#)		($)
	on Exercise	Exercise Before Tax
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Gerald W. Grandey	13,500	377,794	127,500	148,000	4,369,300	5,536,200
Terry V. Rogers	—	—	—	9,000	—	355,230
George B. Assie	14,000	383,254	7,800	30,000	543,960	1,130,750
David M. Petroff	—	—	69,000	42,000	2,813,600	1,583,050
Gary M.S. Chad	56,000	1,594,664	8,000	42,000	—	1,583,050

     Pension Plans

     1) Base Plans

     All Cameco employees participate in a defined contribution pension plan/group RRSP with the exception of three executives that participate in a defined benefit pension plan. The defined benefit pension plan is being phased out and will exist only for so long as the current members, retirees and their spouses are entitled to receive benefits under the plan. No new members have been added since 1997 and members will not be added going forward.

     2) Supplemental Executive Pension Program

     The executive officers and other senior management (vice-presidents of Cameco and certain of its subsidiaries and presidents of certain Cameco subsidiaries) also participate in the Cameco Corporation supplemental executive pension program which is a top-up plan. There are 17 active members, 15 retirees and one spouse of a deceased retiree participating. This program, which is non-contributory by members, requires participation in either the registered defined benefit plan or the registered defined contribution plan as noted above. This program is designed to attract and retain talented executives over the long term as part of a competitive compensation package and to provide benefits above the limits imposed under the ITA. The defined benefit base plan is subject to a maximum annual benefit accrual provided for by the ITA currently $1,722 for each year of credited pensionable service, with the result that benefits can not be earned in this base plan on salaries above approximately $110,000 per annum. The defined contribution base plan is subject to a contribution limit of $15,500 in 2003 provided for in the ITA, with a salary of approximately $86,100 resulting in the maximum permitted contribution.

     Under the supplemental program, senior management (vice-presidents of Cameco and certain of its subsidiaries and presidents of certain Cameco subsidiaries) receive overall benefits equal to 1.8% of the average of the individual’s highest three years of base salary times the number of years of actual service minus the benefits payable under the base plan. For the six executive officers, the overall benefits payable under the program equal 1.8% of the average of the individual’s highest three years of base salary times the number of years of actual service pre-January 1, 1998 and 3% of the average of the individual’s highest three years of base salary times the number of years of actual service since January 1, 1998 minus the benefits payable under the base plan. The supplemental program only provides benefits based on actual years of service with Cameco with no past service credits or accelerated service of any kind being awarded under the program. In addition, benefits payable are based on the individual’s highest three-year average of base salary excluding bonuses and taxable benefits. The supplemental program is funded on an annual basis by Cameco so as not to constitute an unfunded liability for the corporation. Full benefits are payable at normal retirement age which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Pension benefits are paid as a joint annuity with a surviving spouse pension of 60% of the member’s pension. Benefits are not subject to deduction for social security or other offset amounts.

     Estimated annual benefits payable upon retirement to the named executives of the specific compensation and years of credited service classifications are determined based upon the following tables. Pension Table I represents benefits related to credited service up to January 1, 1998 at 1.8% of the highest three-year average salary and Pension Plan Table II represents benefits related to years of service after this date at 3% of the highest three-year average salary. Total pension benefits payable to a named executive would be determined by adding the figures derived from the two tables based upon years of service pre and post January 1, 1998 and the average salary for the highest three years of base salary earned by the named executive.

TABLE I
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE UP TO JANUARY 1, 1998

Three Year Average	Number of Years of Credited Service Up to January 1, 1998
Earnings
($)	5	10	15	20	25	30	35
$200,000	$18,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$300,000	$27,000	$54,000	$81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000
$800,000	$72,000	$144,000	$216,000	$288,000	$360,000	$432,000	$504,000

TABLE II
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE AFTER JANUARY 1, 1998

Three Year Average	Number of Years of Credited Service After January 1, 1998 — Executives Officers
Earnings
($)	5	10	15	20	25	30	35
$200,000	$30,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000
$800,000	$120,000	$240,000	$360,000	$480,000	$600,000	$720,000	$840,000

     The estimated full years of credited service in the plans at their normal retirement date (age 65), for the named executives, are as follows:

		Estimated Years of
		Credited Service	Estimated Full
	Years of Credited	After	Years of
	Service Up to	January 1, 1998 at	Credited Service at
	January 1, 1998	Normal Retirement	Normal Retirement
Gerald W. Grandey	5.00	13.50	18.50
Terry V. Rogers	0.00	12.20	12.20
George B. Assie	18.25	18.33	36.58
David M. Petroff	0.92	24.91	25.83
Gary M.S. Chad	7.12	18.93	26.05

     On December 31, 2003, each of the named executive officers had five years of credited service after January 1, 1998, with the exception of Terry Rogers, with 4.56 years of credited service after January 1, 1998.

     Based on the current compensation and assuming each of the named executives remains with Cameco until their normal retirement date, the estimated annual benefits payable to the named executives are as follows: Gerald Grandey, $356,400, Terry Rogers, $164,700, George Assie, $395,280, David Petroff, $229,158 and Gary Chad, $194,897.

     As at December 31, 2003, Cameco’s aggregate accrued and funded liabilities for all participants in the supplemental plan were approximately $13.8 million. The 2003 service and interest costs in respect of the supplemental plan were approximately $1.8 million.

Remuneration of Directors

     In light of the increasing responsibilities and time commitments of board members, the human resources and compensation committee engaged an independent consultant in 2003 to review and benchmark the remuneration paid by Cameco to its directors. Director remuneration was benchmarked against 12 Canadian senior mining and utility issuers and the TSX/100 companies. Based on this review the committee recommended, and the board approved, the discontinuance of stock option grants to non-employee directors and certain increases in director remuneration. In lieu of a stock option grant for 2003 performance, the non-employee directors were granted an award of $30,000 in deferred share units (DSUs) on December 31, 2003. In 2003, for 2002 performance, each of the non-employee directors received 3,000 standard stock options under the stock option plan. Ms. Hopkins, for her role as lead director in 2002, received an additional 1,500 standard options in 2003.

     A DSU is a notional unit that reflects the market value of a single common share of Cameco. The DSUs will be redeemed upon a director leaving the board for cash based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by that director. In 2004, sixty percent of each director’s annual retainer will be paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs.

     In order to greater align the interests of directors and shareholders, Cameco has also adopted share ownership guidelines. The share ownership guidelines call for an aggregate of 3,000 common shares or DSUs to be owned by each director, which can be accumulated over time through the issuance of DSUs.

     Effective January 1, 2004, each non-employee director of the corporation will be paid an annual retainer in the amount of $50,000, of which $20,000 will be payable in cash and the remaining $30,000 payable through an award of deferred share units. In addition to this annual retainer in 2004, $1,500 will be paid for each attendance at a meeting of the board or meeting of a committee of the board ($2,000 for a meeting of the audit committee) and each committee chair will receive an annual retainer of $5,000 ($10,000 in the case of the chair of the audit committee).

     In 2003 the non-employee directors of the corporation were each paid an annual retainer of $15,000 plus $1,000 for each attendance at a meeting of the board or a meeting of a committee of the board. Each non-Canadian resident director receives a traveling fee equal to $1,000 for each board or committee meeting attended. The Chair will receive an annual retainer of $100,000 ($60,000 in deferred share units and $40,000 in cash) for serving in this capacity. In 2003, he received a total annual retainer of $70,191.78 ($42,115.07 in DSUs and $28,276.71 in cash). His board retainer of $15,000 was prorated to May 9, 2003 at which time he became chair and his chair retainer of $100,000 was prorated from May 9, 2003 to December 31, 2003. The chair of each board committee received an annual retainer of $3,750. Mr. Auston received additional compensation of $7,500 for serving as a director of a subsidiary of the corporation. The annual retainers, meeting fees and traveling fees are paid in United States dollars to the two non-Canadian resident directors. The directors received aggregate compensation from the corporation during the year ended December 31, 2003 in the amount of $1,124,700, of which $527,669 was paid in cash and the remainder by issuance of DSUs.

     Directors are reimbursed for travel and other out-of-pocket costs incurred in attending board and committee meetings. Mr. Auston is reimbursed for travel and other out-of-pocket costs incurred in attending board meetings of a subsidiary of the corporation.

Presented by the committee:

James R. Curtiss, chair
George S. Dembroski
Oyvind Hushovd
J.W. George Ivany
Robert W. Peterson
Victor J. Zaleschuk

Performance Graph(1)

     The following performance graph shows the cumulative return over the five-year period ended December 31, 2003 for Cameco common shares (assuming reinvestment of dividends), compared to the S&P/TSX Composite Index.

     The table shows what a $100 investment in the above index and Cameco common shares made at the end of fiscal 1998, would be worth at the end of each of the five years following the initial investment.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

     Certain directors and officers of the corporation are indebted to Cameco under the former stock option loan program. The aggregate indebtedness under the former stock option loan program of all present or former directors and officers as at March 15, 2004 is $1,490,089.

     Directors, executive officers and senior officers of the corporation are not indebted to Cameco other than for routine indebtedness and under the terms of the former stock option loan program. Cameco ceased making loans under its stock option program in 1999. The following table sets forth the indebtedness of Cameco’s directors, executive officers and senior officers under the former stock option loan program as at March 15, 2004:

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

	Involvement of	Largest Amount
	Issuer or	Outstanding During	Amount Outstanding
Name and	Subsidiary	2003	at March 15, 2004
Principal Position	($)	($)	($)	Security for Debt
Gerald W. Grandey President & CEO	Cameco	868,700	644,750	common shares
George B. Assie Senior VP, Marketing and Business Development	Cameco	60,960	48,768	common shares
Gary M.S. Chad Senior VP, Law, Regulatory Affairs & Corporate Secretary	Cameco	83,800	75,420	common shares
James R. Curtiss Director	Cameco	61,215	0	common shares
Harry D. Cook Director	Cameco	9,338	0	common shares
Nancy E. Hopkins Director	Cameco	107,616	81,152	common shares
Robert W. Peterson Director	Cameco	92,278	0	common shares

CORPORATE GOVERNANCE

     The board of directors and management of Cameco believe in the importance of good corporate governance, recognizing that it is central to strong performance by the corporation.

     Over the past several years, the board has been reviewing its governance practices in the context of developing governance standards. Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by the Canadian Securities Administrators (CSA), as well as by the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) giving effect to the provisions of the United States Sarbanes-Oxley Act.

     The majority of Cameco’s board and all of the members of Cameco’s audit committee, human resources and compensation committee and nominating, corporate governance and risk committee are independent within the meaning of Multilateral Instrument 52-110 (MI52-110) and proposed Multilateral Instrument 58-101 (MI58-101) of the CSA and the applicable SEC and NYSE standards. As contemplated under MI52-110, Cameco’s external auditors report directly to the audit committee, the audit committee has a written mandate which addresses the audit committee responsibilities identified in MI52-110 and the audit committee pre-approves all non-audit services. Each member of Cameco’s audit committee is financially literate within the meaning of MI52-110.

     Cameco has reviewed the corporate governance best practices identified in proposed MI58-101 and has concluded that its existing practices meet substantially all of the indicated best practices. Cameco is also in compliance with the governance requirements mandated under the Sarbanes-Oxley Act and the applicable NYSE standards.

     Cameco’s board has the responsibility for the stewardship of the corporation which it seeks to discharge by establishing policy and overseeing management. Cameco’s board of directors has five standing committees: the strategic planning committee (with a reserves subcommittee), the audit committee, the safety, health and environmental committee, the human resources and compensation committee, and the nominating, corporate governance and risk committee. The audit committee’s role is to assist the board of directors in fulfilling its oversight responsibilities for the financial reporting process, internal controls, external auditors, internal auditors nd compliance with laws and Cameco’s code of ethics. The strategic planning committee reviews the business strategy of the corporation. The strategic planning reserves subcommittee has oversight responsibility for management’s estimation of mining reserves. The safety, health and environmental committee makes recommendations to the board respecting Cameco’s safety, health and environmental policies and management systems. The human resources and compensation committee makes recommendations to the board respecting senior management compensation, succession planning and the human resources policies for the corporation. It also is responsible for pension plan governance, including oversight of the management of Cameco’s pension plans. The nominating, corporate governance and risk committee makes recommendations to the board for the nomination of directors and committee members and assesses the performance of the board of directors. It also has the responsibility for evaluating and advising the board on Cameco’s approach to corporate governance and oversight for risk management.

     To encourage board renewal, Cameco’s board has adopted a retirement age of 72 years which limit can be extended at the discretion of the board.

     Since January 1, 2003, Cameco has taken a number of steps to further refine its governance practices, including:

1.	With the retirement of Mr. Michel as chair and chief executive officer, the board separated the positions of chair and chief executive officer on May 8, 2003 by appointing Mr. Zaleschuk as non-executive chair of the board.

2.	The mandates of the board committees were updated. The changes included the creation of the strategic planning reserves subcommittee to oversee the estimation of Cameco’s uranium and gold reserves. Also the nominating and corporate governance committee was renamed the nominating, corporate governance and risk committee and given responsibility for oversight of risk management.

3.	A formal training program was initiated for new directors, which includes presentations from management and industry experts on Cameco’s business and the environment in which it operates.

4.	Director compensation was increased in 2003 in recognition of increased responsibilities and commitment to board affairs and was re-oriented toward longer-term rewards. The new approach replaces stock options, a significant portion of director’s compensation, with deferred share units (see “Remuneration of Directors”).

5.	A higher standard for independence for members of the audit committee was established so that effective March 1, 2003 no members of the committee receive any other fee or compensation, either directly or indirectly, from the corporation other than as a board or committee member.

6.	Cameco’s codes of ethics were reviewed to ensure that any conflicts for directors and senior executives are brought to the attention of the board, through the nominating, corporate governance and risk committee for directors and through the audit committee for employees. These codes of ethics are available on Cameco’s website.

7.	Overseeing management’s implementation of the new governance provisions of the United States Sarbanes-Oxley Act, the NYSE and the CSA, including the review and adoption of updated board committee mandates and position descriptions for the chief executive officer and the non-executive chair.

     The board will continue to review and revise where appropriate Cameco’s governance practices in response to changing governance expectations, regulations and best practices.

     Cameco’s corporate governance practices are set out in further detail in schedule B of this circular with reference to the guidelines of the TSX.

     In addition to being in compliance with the corporate governance standards applicable to Canadian TSX listed corporations and the requirements of the U.S. Sarbanes-Oxley Act and the NYSE corporate governance standards applicable to it as a foreign private issuer with the SEC, Cameco adheres to many of the NYSE corporate governance standards applicable to U.S. domestic issuers. In particular:

•	a majority of the board is independent under the NYSE standards;

•	non-management directors meet separately from management at regularly scheduled meetings;

•	the nominating, corporate governance and risk committee and human resources and compensation committee have written mandates and their members are independent under the NYSE standards;

•	the audit committee has a written mandate and the committee members are independent under the applicable SEC and NYSE requirements;

•	the corporation has an internal audit function that provides management and the audit committee with ongoing assessments of the corporation’s internal controls and will provide the nominating, corporate governance and risk committee with an ongoing assessment of corporate risk management; and

•	Cameco has codes of ethics applicable to its officers, employees and the directors.

     Cameco has not adopted and disclosed a comprehensive set of corporate governance guidelines as is required by the NYSE for U.S. domestic issuers.

     Cameco’s codes of ethics and its board and board committee mandates and additional corporate governance disclosure can be found at Cameco’s website at www.cameco.com under “Investor Relations” and are also available in print to any shareholder upon request.

ADDITIONAL ITEMS

Directors’ and Officers’ Liability Insurance

     The corporation maintains a directors’ and officers’ liability insurance policy. Coverage is $75 million per occurrence and limited to $75 million in each policy year subject to a $250,000 deductible to be paid by the corporation. The annual premium is $495,000.

     The corporation has agreed to indemnify each director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the corporation, subject to the limitations contained in the Canada Business Corporations Act.

Delivery of Additional Information

     Any shareholder of record of the corporation or any other person or company who wishes to receive a copy of the corporation’s current annual information form or audited financial statements for the year ended December 31, 2003, may obtain a copy of each by accessing them at Cameco’s website, www.cameco.com, or writing to: Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, Attention: Gary M.S. Chad.

Board Approval

     The board has approved the contents and distribution of this circular.

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President,
Law, Regulatory Affairs
and Corporate Secretary

April 13, 2004

SCHEDULE A

Interpretation

For the purposes of this management proxy circular:

a person is an associate * of another person if:

(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to

(iv)	above, of the same person;

provided that:

(viii)	if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the board to hold voting shares to which are attached not more than the lesser of four-one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:

(a)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents or

(b)	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

(vi)	a corporation that is controlled by a trust described in (v) on the previous page.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

*	For the purpose of schedule B, “associate” shall also mean any relative of such person, including a spouse, or any relative of the spouse, who has the same home as such person.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.

SCHEDULE B

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
1.	The board should explicitly assume responsibility for the stewardship of the corporation, specifically for:	The board of directors (board) has a formal mandate with the responsibility for the stewardship of the corporation. The board of directors discharges this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.	Yes

Copies of the Cameco’s directors’ code of ethics, Cameco’s code of ethics and mandates of the board and its committees and position descriptions for the chief executive officer and the non-executive chair can be found on Cameco’s web site www.cameco.com under “Investor Relations” and are also available in print to any shareholder upon request.

a.	Adoption of a strategic planning process;	The corporation’s comprehensive strategic planning process results in the annual review and approval by the board of a strategic plan, a one-year budget and a two-year financial plan. The corporation’s strategic plan takes into account the risks and opportunities of the business. The board’s strategic planning committee reviews the strategic plan with management throughout the year.	Yes

b.	Identification of principal risks and implementing risk management systems;	The board discusses the principal risks of Cameco’s business in its deliberations, particularly during the strategic planning and budgeting processes. The board reviews and sets policies for the implementation and monitoring of identifiable risks. In 2003 the mandate of the nominating and corporate governance committee was expanded to include responsibility for the oversight of risk management, with the committee renamed the nominating, corporate governance and risk committee. Cameco also established a strategic planning reserves subcommittee to oversee the estimation of its reserves in 2003. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews with management Cameco’s systems related to safety, health and environmental risk.	Yes

c.	Succession planning and monitoring senior management;	The human resources and compensation committee annually reviews the adequacy of the corporation’s succession plan, formally evaluates the performance of senior management and sets specific goals for the corporation and senior management to meet. All of this is subsequently approved by the board. The committee also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them. For example, the board encourages management personnel to participate in executive development programs.	Yes

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
d.	Communications policy; and	Cameco has a formal communication policy and is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco’s investor and media relations department provides information to current and potential shareholders and responds to their inquiries and concerns. The chief executive officer and other officers meet periodically with financial analysts and institutional investors. Investors and media relations staff are also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.	Yes

The board has approved and annually reviews Cameco’s disclosure policy covering timely dissemination of all material information. All material public filings are reviewed by a disclosure committee comprised of senior management. The disclosure committee has adopted formal disclosure controls and procedures and annually reviews them for effectiveness. Prior to approval by the board certain public filings or portions thereof are reviewed by the audit committee, strategic planning reserves subcommittee or human resources and compensation committee. The board reviews and approves the annual and interim financial statements and management’s discussion and analysis, management proxy circulars, prospectuses, annual information forms, US Form 40-F filings and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or stock exchange rules.

e.	Integrity of internal control and management information systems.	The board and its committees monitor the integrity of Cameco’s internal control and management information systems. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. The audit committee reviews annually the disclosure controls and procedures of the corporation, internal controls over financial reporting and the certification timetable and process whereby the chief executive officer and the chief financial officer certify the accuracy of the annual report filed with US securities regulators and the absence of significant weakness in internal controls. Quarterly financial presentations are made to the audit committee. At every regular meeting the audit committee meets with each of the internal auditor and external auditors of the corporation separate from management. The board receives comprehensive monthly written reports which include extensive financial information showing results and comparisons to budgets and forecasts. The board receives quarterly financial presentations from the CFO as to results and forecasts. The safety, health and environmental committee of the board is responsible for monitoring the safety, health and environmental management systems at Cameco	Yes

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
2.a.	Majority of directors should be unrelated (free from any interest or relationship which could or could reasonably be perceived to materially interfere with the directors’ ability to act in the best interests of the corporation, other than interests arising from shareholdings);	The board has reviewed and determined that Gerald W. Grandey, president and chief executive officer, and Harry D. Cook are the only related board members and only board members that are not independent. The criteria used by the board of directors of Cameco for determining director independence is the criteria of the Canadian Securities Administrators (CSA) set forth in Multilateral Instrument 52-110 — Audit Committees and proposed Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices and the NYSE corporate governance guidelines	Yes

b.	Disclosure of significant shareholder (ability to exercise a majority of votes to elect the directors).	Cameco has no significant shareholder as defined in the TSX report.	Yes

3.	Disclosure for each director, whether he or she is related, and how that conclusion was reached.	The board is responsible for determining whether or not each director is an unrelated director and also whether each director is independent. To do this, the board circulates an independence questionnaire to be completed by each director and analyzes all the relationships of the directors with the company and its subsidiaries.	Yes

Gerald W. Grandey: related and not independent — president and chief executive officer of Cameco. Harry D. Cook: related and not independent- Mr. Cook is the chief of Lac LaRonge Indian Band and chair of its wholly owned Kitsaki Management Limited Partnership, the parent corporation of subsidiary companies which have service contracts with Cameco, which are not material to Cameco but are material to Kitsaki Management Limited Partnership.

Joe F. Colvin: unrelated and independent- Mr. Colvin is the president and chief executive officer of Nuclear Energy Institute Inc., a nuclear industry association of which Cameco is a member. In deciding his status as that of an unrelated and independent director, the board considered the size of the association, Mr. Colvin’s position therein, and the relationship of Mr. Colvin to management.

James R. Curtiss: unrelated and independent — Winston & Strawn, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. In deciding his status as that of an unrelated and independent director, the board considered the nature of the corporation’s relationship with Winston & Strawn, the amount of legal fees, the size of the law firm, and the relationship of Mr. Curtiss to management.

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
For the rest of the directors, none of them or their “associates”:

• works for Cameco
• has material contracts with Cameco
• receives remuneration from Cameco in excess of fees and compensation as directors and committee members or as directors of subsidiaries of Cameco

John S. Auston — unrelated and independent
George S. Dembroski — unrelated and independent
Nancy E. Hopkins — unrelated and independent
J. W. George Ivany — unrelated and independent
A. Neil McMillan — unrelated and independent
Oyvind Hushovd — unrelated and independent
Robert W. Peterson — unrelated and independent
Victor J. Zaleschuk — unrelated and independent

4. a.	Appointment of a committee responsible	The nominating, corporate governance and risk committee has the	Yes
	for appointment/assessment of directors;	mandate to:
and
• establish qualifications and criteria for board membership
• recommend candidates for annual election and for filling vacancies on the board
• recommend committee members and the chair of committees
• evaluate the performance of the board and of committees

Annual skills and experience self-assessments by the board members are completed and reviewed by the committee chair to assist in placing board members on committees where their expertise can best be utilized and also to identify skills and experience that would be important in identifying any new nominees to the board.

b.	Comprised exclusively of non-management directors, a majority of whom are unrelated.	Cameco’s nominating, corporate governance and risk committee is comprised exclusively of non-management directors. All of the committee members are unrelated and independent.	Yes

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Annually the nominating, corporate governance and risk committee reviews the effectiveness of the board and its committees through the use of a confidential survey completed by each member, the results of which are subsequently discussed by the board. The chair of the committee, through interviews with each director, provides directors with an opportunity to discuss any matters relating to their peers’ performance or other aspects of the functioning of the board. The committee chair, through the survey and interviews, assesses the operation of the board and the committees, the adequacy of information given to directors, communication between the board and management and the effectiveness of the processes of the board and committees. The committee chair recommends to the board any changes needed to enhance performance based upon this assessment process.	Yes

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
6.	Provide orientation and education programs for new board members.	A director’s manual is provided to all directors, which is updated from time to time. New board members receive a formal directors’ education program. There is an annual site visit to a Cameco-operated facility or other nuclear facility for all directors. Board and committee presentations by management include appropriate background information. The audit committee has instituted an education program for committee members. In 2004 the nominating, corporate governance and risk committee plans to develop a more formal ongoing education program for directors. Board members attend seminars and conferences from time to time on pertinent topics at Cameco’s expense.	Yes

7.	Consider the size of the board, with a view to improving its effectiveness.	Cameco’s present board size of 12 members brings the necessary skills and experience to board decision-making to form an effective decision-making body. Cameco’s nominating, corporate governance and risk committee annually assesses the size of the board and its composition to determine whether it has all the necessary constituents for effective decision making.	Yes

8.	Review of compensation of directors in light of risks and responsibilities.	The human resources and compensation committee, comprised of unrelated and independent directors, is mandated to review and recommend to the board the remuneration for directors from time to time. In light of the increasing responsibilities and time commitments of board members, the human resources and compensation committee engaged an independent consultant in 2003 to review and benchmark the remuneration paid by Cameco to its directors. Director remuneration was benchmarked against 12 Canadian senior mining and utility issuers and the TSX100 companies. Based on this review the committee recommended and the board approved the discontinuance of stock option grants for non-employee directors and certain increases in director remuneration.	Yes

In order to greater align the interests of directors and shareholders, Cameco has adopted share ownership guidelines and a deferred share unit (DSU) plan for directors. The share ownership guidelines call for an aggregate of 3,000 common shares or DSUs to be owned by a director, which can be accumulated over time through the issuance of DSUs.

9. a.	Committees should be generally composed of non-management directors; and	The committees of the board are the:
• audit committee
• human resources and compensation committee
• strategic planning committee
(including a strategic planning reserves subcommittee)
• safety, health and environmental committee
• nominating, corporate governance and risk committee
Yes

Committees are comprised solely of non-management members, except for the strategic planning committee, where Gerald W. Grandey, president and chief executive officer, is a member and the safety, health and environmental committee, where John Jarrell, vice-president, safety, health and environment, is a member.

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
b.	Majority of committee members should be unrelated.	The majority of committee members are unrelated and independent.	Yes

10.	Appoint a committee responsible for approach to corporate governance issues.	The nominating, corporate governance and risk committee is mandated to be responsible to the board for governance of Cameco, including the corporation’s approach to corporate governance issues and the relationship of the board to management.	Yes

11.a.	Define limits to management’s responsibilities by developing mandates for: (i) the board; and (ii) the CEO.	The board has a mandate and there are board approved position descriptions for the chair and CEO. The CEO’s limits of authority are clearly defined. The board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $5 million. The corporation’s annual objectives constitute the CEO’s mandate on a year to year basis. These goals include specific quantifiable goals.	Yes

b.	Board should approve CEO’s objectives.	The human resources and compensation committee reviews and recommends to the board the CEO’s specific objectives on an annual basis. These objectives are then approved by the board.	Yes

12.	Establish procedures to enable the board to function independently of management.	In 2003, Mr. Zaleschuk was appointed as a non-executive chair of the board, which allows the board to function independently of management. The board meets separately from management at each regularly scheduled meeting.	Yes

13. a.	Establish an audit committee and a specifically defined mandate; and	Cameco’s audit committee has the mandate to:
• select, evaluate, oversee and when appropriate replace the external auditors
• review the annual audit plan
• review and pre-approve all audit and non-audit services engagement terms and fees
Yes
• annually review and confirm the independence of the external auditors
• review expanded communications from the external auditors and review any off-balance sheet financing

• review and recommend board approval of the annual audited financial statements and management discussion and analysis statement and review all interim unaudited financial statements, accompanying press releases and quarterly reports

• review the major accounting policies, the presentation of contingencies and the material judgment issues in financial reporting including quality of reporting
• oversee the adequacy and effectiveness of internal controls, establish the terms of reference of the internal auditor and receive internal audit reports
• review annually the disclosure controls and procedures of the corporation including the certification process for annual reports filed with US securities regulators

TSX Corporate Governance			Consistent with TSX
Committee's Guidelines		Cameco's Corporate Governance Practices	Guidelines?
• review the appointment of the CFO and key financial executives and qualifications of new employees with a financial oversight role
• recommend board approval of investment and hedging policies and monitor compliance therewith
• monitor Cameco’s code of ethics and related party transactions
• establish procedures to deal with accounting and auditing complaints
• review the expenses of the CEO

b.	All members should be non-management directors	Cameco’s audit committee, by its mandate, cannot have management directors as members. The six members are financially literate and independent. Mr. Zaleschuk has been appointed the audit committee financial expert. The independence standard for the audit committee established by the board is that the audit committee members shall not be entitled to receive any fee or compensation either directly or indirectly from the corporation other than as a board or a committee member.	Yes

The audit committee meets with the internal auditor and external auditors at regularly scheduled meetings separate from management.

Management annually reports to the committee with respect to the adequacy and effectiveness of the corporation’s disclosure controls and systems of internal control.

The audit committee must pre-approve all non-audit services performed by the external auditors’ and is responsible for fixing the external auditors compensation.

14.	Implement a system to enable individual directors to engage outside advisors at the corporation’s expense.	Individual directors can engage outside advisors with the authorization of the nominating, corporate governance and risk committee. Each committee is authorized by its mandate to engage external advisors to assist it in carrying out its duties. In the fall of 2003 the human resources and compensation committee retained an external compensation consultant to review executive compensation.	Yes